APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

# Jitter 'N' The Bug, Corporation

## Profit and Loss

### January - December 2020

|  | TOTAL |
|---|---|
| Income |  |
| **Total Income** |  |
| GROSS PROFIT | **$0.00** |
| Expenses |  |
|   401K Monthly Maintenance Fee | 1,668.00 |
|   Bank Charges & Fees | 43.30 |
|   Contractors | 26,500.00 |
|   Depreciation Expense | 4,015.00 |
|   Fees | 283.00 |
|   Insurance | 5,044.86 |
|   Legal & Professional Services | 69,500.94 |
|   Office Expense | 460.00 |
|   Property Taxes | 10,719.89 |
|   Storage | 887.74 |
|   Taxes & Licenses | 5,778.50 |
|   Utilities | 200.48 |
| **Total Expenses** | **$125,101.71** |
| NET OPERATING INCOME | **$ -125,101.71** |
| NET INCOME | **$ -125,101.71** |

# Jitter 'N' The Bug, Corporation

## Balance Sheet

### As of December 31, 2020

| | TOTAL |
|---|---:|
| ASSETS | |
|   Current Assets | |
|   Bank Accounts | |
|     Freedom Business | 35,088.46 |
|     PNB - | 0.00 |
|   **Total Bank Accounts** | **$35,088.46** |
|   **Total Current Assets** | **$35,088.46** |
|   Fixed Assets | |
|     Accumulated Depreciation | -4,311.03 |
|     Computer | 5,920.57 |
|     Land | 140,000.00 |
|     Liquor License | 250,000.00 |
|     Settlement Fees | 1,337.00 |
|   **Total Fixed Assets** | **$392,946.54** |
|   Other Assets | |
|     Deposits | 10,000.00 |
|   **Total Other Assets** | **$10,000.00** |
| **TOTAL ASSETS** | **$438,035.00** |
| LIABILITIES AND EQUITY | |
|   Liabilities | |
|   Long-Term Liabilities | |
|     Shareholder Loan - | 71,742.47 |
|     Shareholder Loan - | 33,078.10 |
|   **Total Long-Term Liabilities** | **$104,820.57** |
|   **Total Liabilities** | **$104,820.57** |
|   Equity | |
|     Owner's Investment | 484,359.63 |
|     Retained Earnings | -26,043.49 |
|     Net Income | -125,101.71 |
|   **Total Equity** | **$333,214.43** |
| **TOTAL LIABILITIES AND EQUITY** | **$438,035.00** |

# Jitter 'N' The Bug, Corporation

## Statement of Cash Flows

### January - December 2020

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | -125,101.71 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Accumulated Depreciation | 4,015.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **4,015.00** |
| **Net cash provided by operating activities** | **$ -121,086.71** |
| INVESTING ACTIVITIES |  |
| Land | -140,000.00 |
| Liquor License | -249,000.00 |
| Settlement Fees | -1,337.00 |
| **Net cash provided by investing activities** | **$ -390,337.00** |
| FINANCING ACTIVITIES |  |
| Shareholder Loan - Fred | 68,800.00 |
| Shareholder Loan - John | 30,000.00 |
| Owner's Investment | 0.00 |
| **Net cash provided by financing activities** | **$98,800.00** |
| NET CASH INCREASE FOR PERIOD | **$ -412,623.71** |
| Cash at beginning of period | 447,712.17 |
| CASH AT END OF PERIOD | **$35,088.46** |

# Jitter 'N' The Bug, Corporation

## Profit and Loss

January - December 2021

|  | TOTAL |
|---|---:|
| Income | |
| **Total Income** | |
| GROSS PROFIT | **$0.00** |
| Expenses | |
|   401K Monthly Maintenance Fee | 1,390.00 |
|   Bank Charges & Fees | 530.00 |
|   Depreciation Expense | 20,638.29 |
|   Fees | 1,687.00 |
|   Insurance | 4,811.50 |
|   Legal & Professional Services | 21,695.23 |
|   Property Taxes | 5,603.75 |
|   Taxes & Licenses | 4,096.00 |
|   Travel | 1,281.26 |
|   Utilities | 8,152.00 |
| **Total Expenses** | **$69,885.03** |
| NET OPERATING INCOME | **$ -69,885.03** |
| NET INCOME | **$ -69,885.03** |

# Jitter 'N' The Bug, Corporation

## Balance Sheet

### As of December 31, 2021

| | TOTAL |
|---|---:|
| ASSETS | |
|   Current Assets | |
|   Bank Accounts | |
|     Freedom Business | 3,106.72 |
|     PNB - | 0.00 |
|   **Total Bank Accounts** | **$3,106.72** |
|   **Total Current Assets** | **$3,106.72** |
|   Fixed Assets | |
|     Accumulated Depreciation | -24,949.32 |
|     Computer | 5,920.57 |
|     Land | 140,000.00 |
|     Leasehold Improvements | 12,735.00 |
|     Liquor License | 250,000.00 |
|     Settlement Fees | 1,337.00 |
|   **Total Fixed Assets** | **$385,043.25** |
|   Other Assets | |
|     Deposits | 10,000.00 |
|   **Total Other Assets** | **$10,000.00** |
| **TOTAL ASSETS** | **$398,149.97** |
| LIABILITIES AND EQUITY | |
|   Liabilities | |
|   Long-Term Liabilities | |
|     Shareholder Loan - | 96,742.47 |
|     Shareholder Loan - | 38,078.10 |
|   **Total Long-Term Liabilities** | **$134,820.57** |
|   **Total Liabilities** | **$134,820.57** |
|   Equity | |
|     Owner's Investment | 484,359.63 |
|     Retained Earnings | -151,145.20 |
|     Net Income | -69,885.03 |
|   **Total Equity** | **$263,329.40** |
| **TOTAL LIABILITIES AND EQUITY** | **$398,149.97** |

# Jitter 'N' The Bug, Corporation

## Statement of Cash Flows

### January - December 2021

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -69,885.03 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accumulated Depreciation | 20,638.29 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **20,638.29** |
| **Net cash provided by operating activities** | **$ -49,246.74** |
| INVESTING ACTIVITIES | |
| Leasehold Improvements | -12,735.00 |
| **Net cash provided by investing activities** | **$ -12,735.00** |
| FINANCING ACTIVITIES | |
| Shareholder Loan - Fred | 25,000.00 |
| Shareholder Loan - John | 5,000.00 |
| **Net cash provided by financing activities** | **$30,000.00** |
| NET CASH INCREASE FOR PERIOD | **$ -31,981.74** |
| Cash at beginning of period | 35,088.46 |
| CASH AT END OF PERIOD | **$3,106.72** |

I, John Ayars, certify that:

1. The financial statements of Jitter N The Bug Corporation included in this Form are true and complete in all material respects; and
2. The tax return information of Jitter N The Bug Corporation included in this Form reflects accurately the information reported on the tax return for Jitter N The Bug Corporation for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature _John Ayars_

Name: John Ayars

Title: President